1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 29, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,661

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,661 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares LifePath Retirement ETF

iShares LifePath 2025 Target Date ETF

iShares LifePath 2030 Target Date ETF

iShares LifePath 2035 Target Date ETF

iShares LifePath 2040 Target Date ETF

iShares LifePath 2045 Target Date ETF

iShares LifePath 2050 Target Date ETF

iShares LifePath 2055 Target Date ETF

iShares LifePath 2060 Target Date ETF

iShares LifePath 2065 Target Date ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on September 6, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Unless otherwise indicated, comments are applicable to each Fund. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

As discussed with the Staff on September 19, 2023, the Trust notes that the investment policies of the Funds have been conformed to the current policies. The updated policies are included as Appendix A hereto for purpose of the Staff’s review.

* * *

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

September 29, 2023

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	The Trust has provided to the Staff each Fund’s completed fee table and cost example.

Comment 2:	On page S-1, the footnote to the fee table states that operating expenses paid by BFA under the Investment Advisory Agreement exclude acquired fund fees and expenses, if any. Given that the Funds will invest in Underlying Funds, please confirm whether a separate line item for AFFE is needed.

Response:	The Trust confirms that there will be an AFFE line in each Fund’s fee table.

Additionally, the Trust will add the following footnote to each Fund’s fee table: “As the Fund has not commenced operations prior to the date of the Fund’s prospectus (the ‘Prospectus’), Acquired Fund Fees and Expenses are based on an estimate of the Fund’s allocation to other investment companies for the current fiscal year.”

Comment 3:	Please add disclosure to the summary prospectus regarding Underlying Funds in which any of the Funds will concentrate its investments (i.e., hold 25% or more of its total assets).

Response:	The Trust has added to the Principal Investment Strategies section of each Fund’s summary prospectus a list of Underlying Funds in which the Fund principally invests and a cross-reference to the description of the Underlying Funds in the statutory prospectus.

Comment 4:	The Staff notes that the risk factors are in alphabetical order. Please order the risk factors to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risk factors may be alphabetized. Please see ADI 2019-08.

Response:	The Trust has reordered the principal risk factors in the summary prospectus of each Fund so that the ten most significant risks to each Fund, based on the currently expected impact to each Fund’s net asset value and the name of the Fund, are listed first. The remainder of the principal risk factors in each summary prospectus, and all of the principal risk factors in each statutory prospectus, remain alphabetized. The order of the risk factors may not reflect the risks actually experienced by investors from investing in a Fund as the relative risks are always changing and difficult to predict.

Comment 5:	Please consider whether the Funds should incorporate risk disclosure relating to investment in emerging markets.

Response:	The Trust confirms that investing in emerging markets is currently not a principal investment strategy for the Funds. The Trust notes that the Funds currently include emerging markets risk disclosure in “Risk of Investing in Emerging Markets” in the statutory prospectus and the SAI.

Securities and Exchange Commission

September 29, 2023

Comment 6:	The fundamental policy on industry concentration excludes securities of other investment companies. Please add a notation to the policy clarifying that a Fund will “look through” to the holdings of affiliated funds (i.e., the Underlying Funds).

Response:	The Trust respectfully declines to make the change requested by the Staff at this time. The Trust believes that it is appropriate to exclude investment companies from the industry concentration policy since the Trust does not believe that investment companies represent any particular industry and because each Underlying Fund is an index-tracking fund with its own policy not to concentrate such Underlying Fund’s investments except to the same extent that its underlying index concentrates in the securities of a particular industry or group of industries. To the extent that it is determined that a Fund’s investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure. In addition, the Trust is not aware of any regulatory requirement to “look through” to the holdings of underlying investment companies for purposes of administering its concentration policy. The Trust believes that its monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. In that regard, the Trust notes that to the best of its knowledge, the Staff has not previously requested that the Trust or its investment company affiliates look through to the holdings of the underlying funds of a fund of funds.

* * *

Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Timothy Kahn

Michael Gung

George Rafal

Luis Mora

Toree Ho

Jonathan Tincher

Securities and Exchange Commission

September 29, 2023

Appendix A

Updated Fundamental and Non-Fundamental Investment Policies

Fundamental Investment Policies of the Funds. The Funds may not:

1.

Purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of a Fund’s investments in that industry would equal or exceed 25% of the current value of a Fund’s total assets, provided that this restriction does not limit a Fund’s: (i) investments in securities of other investment companies, (ii) investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or (iii) investments in repurchase agreements collateralized by U.S. government securities.

2.	Borrow money, except as permitted under the Investment Company Act.

3.	Issue senior securities to the extent such issuance would violate the Investment Company Act.

4.

Purchase or hold real estate, except each Fund may purchase and hold securities or other instruments that are secured by, or linked to, real estate or interests therein, securities of real estate investment trusts, mortgage-related securities and securities of issuers engaged in the real estate business, and each Fund may purchase and hold real estate as a result of the ownership of securities or other instruments.

5.	Underwrite securities issued by others, except to the extent that the sale of portfolio securities by each Fund may be deemed to be an underwriting or as otherwise permitted by applicable law.

6.	Purchase or sell commodities or commodity contracts, except as permitted by the Investment Company Act.

7.	Make loans to the extent prohibited by the Investment Company Act.

Non-Fundamental Investment Policies.

Each Fund has adopted a non-fundamental policy not to make short sales of securities or maintain a short position, except to the extent permitted by each Fund’s Prospectus and SAI, as amended from time to time, and applicable law.

Each Fund has adopted a non-fundamental policy not to purchase securities of other investment companies, except to the extent permitted by the Investment Company Act. As a matter of policy, however, each Fund will not purchase shares of any registered open-end investment company or registered unit investment trust, in reliance on Section 12(d)(1)(F) or (G) (the “fund of funds” provisions) of the Investment Company Act, at any time each Fund has knowledge that its shares are purchased by another investment company investor in reliance on the provisions of subparagraph (G) of Section 12(d)(1).

Unless otherwise indicated, all limitations under each Fund’s fundamental or non-fundamental investment policies apply only at the time that a transaction is undertaken. Any change in the percentage of each Fund’s assets invested in certain securities or other instruments resulting from market fluctuations or other changes in each Fund’s total assets will not require each Fund to dispose of an investment until BFA determines that it is practicable to sell or close out the investment without undue market or tax consequences.

Securities and Exchange Commission

September 29, 2023

Notwithstanding any other investment policy or restriction (whether or not fundamental), the Underlying Funds in which each Fund may invest have adopted certain investment restrictions that may be different from those listed above, thereby permitting each Fund to engage indirectly in investment strategies that are prohibited under the restrictions listed above. The investment restrictions of each Underlying Fund are set forth in its respective statement of additional information.